Exhibit 99.1

KANZHUN LIMITED Announces Second Quarter 2024 Financial Results

BEIJING, August 28, 2024 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Revenues for the second quarter of 2024 were RMB1,916.7 million (US$263.8 million), an increase of 28.8% from RMB1,487.6 million for the same quarter of 2023.

•	Calculated cash billings[1] for the second quarter of 2024 were RMB1,950.7 million (US$268.4 million), an increase of 20.5% from RMB1,619.5 million for the same quarter of 2023.

•	Average monthly active users[2] for the second quarter of 2024 were 54.6 million, an increase of 25.2% from 43.6 million for the same quarter of 2023.

•	Total paid enterprise customers[3] in the twelve months ended June 30, 2024 were 5.9 million, an increase of 31.1% from 4.5 million in the twelve months ended June 30, 2023.

•	Net income for the second quarter of 2024 was RMB417.3 million (US$57.4 million), an increase of 34.8% from RMB309.6 million for the same quarter of 2023. Adjusted net income[4] for the second quarter of 2024 was RMB718.7 million (US$98.9 million), an increase of 26.4% from RMB568.5 million for the same quarter of 2023.

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, remarked, “In the second quarter, the Company’s average monthly active users grew by 25.2% year over year to 54.6 million, further solidifying our leading position as the largest online recruitment platform in China. Despite the macro headwinds, the enterprise user growth brought by continued user penetration has been the core driving force for us to achieve steady revenue and profit growth in the second quarter. Meanwhile, we attach great importance to shareholder returns and have begun and will continue to increase share repurchase effort, which also demonstrates our confidence in the Company’s long-term development in the current environment.”

Mr. Phil Yu Zhang, Chief Financial Officer, elaborated, “In this quarter, we delivered healthy and sustainable top-line and bottom-line growth. The Company’s adjusted income from operation increased by 52.1% year over year. The adjusted operating margin achieved historical high in this quarter, up 5 percentage points compared with the same period last year, thanks to the Company’s superior business model and effective cost control. At the same time, we continued to invest in technology research and development. This quarter, research and development expenses accounted for 23.2% of revenues, continuing to maintain an industry-leading level.”

1	Calculated cash billings is a non-GAAP financial measure, derived by adding the change in deferred revenue to revenues. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”
2	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
3	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
4	Adjusted net income and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are non-GAAP financial measures, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Second Quarter 2024 Financial Results

Revenues

Revenues were RMB1,916.7 million (US$263.8 million) for the second quarter of 2024, representing an increase of 28.8% from RMB1,487.6 million for the same quarter of 2023.

•	Revenues from online recruitment services to enterprise customers were RMB1,892.7 million (US$260.4 million) for the second quarter of 2024, representing an increase of 28.7% from RMB1,470.8 million for the same quarter of 2023. This increase was mainly driven by the enterprise user growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB24.0 million (US$3.3 million) for the second quarter of 2024, representing an increase of 42.9% from RMB16.8 million for the same quarter of 2023, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,566.6 million (US$215.6 million) for the second quarter of 2024, representing an increase of 19.5% from RMB1,310.8 million for the same quarter of 2023. Total share-based compensation expenses were RMB301.4 million (US$41.5 million) for the second quarter of 2024, representing an increase of 16.4% from RMB258.9 million for the same quarter of 2023.

•	Cost of revenues was RMB316.5 million (US$43.6 million) for the second quarter of 2024, representing an increase of 17.1% from RMB270.3 million for the same quarter of 2023, primarily due to increases in server and bandwidth cost, payment processing cost and employee-related expenses.

•	Sales and marketing expenses were RMB545.2 million (US$75.0 million) for the second quarter of 2024, representing an increase of 15.6% from RMB471.6 million for the same quarter of 2023, primarily due to increases in customer acquisition cost and sales employee-related expenses.

•	Research and development expenses were RMB443.7 million (US$61.1 million) for the second quarter of 2024, representing an increase of 21.3% from RMB365.9 million for the same quarter of 2023, primarily due to increased investments in technology.

•	General and administrative expenses were RMB261.2 million (US$35.9 million) for the second quarter of 2024, representing an increase of 28.7% from RMB203.0 million for the same quarter of 2023, primarily due to increased employee-related expenses.

Income from operations

Income from operations was RMB358.6 million (US$49.3 million) for the second quarter of 2024, representing an increase of 104.9% from RMB175.0 million for the same quarter of 2023.

Net income and adjusted net income

Net income was RMB417.3 million (US$57.4 million) for the second quarter of 2024, representing an increase of 34.8% from RMB309.6 million for the same quarter of 2023.

Adjusted net income was RMB718.7 million (US$98.9 million) for the second quarter of 2024, representing an increase of 26.4% from RMB568.5 million for the same quarter of 2023.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2024 were RMB0.95 (US$0.13) and RMB0.91 (US$0.13), respectively, compared to basic and diluted net income per ADS of RMB0.71 and RMB0.69 for the same quarter of 2023.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 for the second quarter of 2024 were RMB1.63 (US$0.22) and RMB1.57 (US$0.22), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.31 and RMB1.26 for the same quarter of 2023.

Net cash provided by operating activities

Net cash provided by operating activities was RMB868.6 million (US$119.5 million) for the second quarter of 2024, representing an increase of 13.7% from RMB763.7 million for the same quarter of 2023.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB14,281.9 million (US$1,965.3 million) as of June 30, 2024.

Share Repurchase Program

In March 2024, the Company’s board of directors authorized a new share repurchase program effective from March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Outlook

For the third quarter of 2024, the Company currently expects its total revenues to be between RMB1.90 billion and RMB1.92 billion, representing a year-on-year increase of 18.2% to 19.5%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00AM U.S. Eastern Time on Wednesday, August 28, 2024 (8:00PM Beijing Time on Wednesday, August 28, 2024) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BIf5b5864661284aca82692d09288ae4fb

Upon registration, participants will receive an email containing participant dial-in numbers and unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2672 to US$1.00 on June 28, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as calculated cash billings, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company derives calculated cash billings by adding the change in deferred revenue to revenues. The Company uses calculated cash billings to measure and monitor sales growth because the Company generally bills its paid enterprise customers at the time of sales, but may recognize a portion of the related revenue ratably over time. The Company believes calculated cash billings provides valuable insights into the cash generated from sales and is a valuable measure for monitoring service demand and financial performance. The Company defines adjusted net income and adjusted net income attributable to ordinary shareholders by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business that could otherwise be distorted by the effect of certain expenses and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP, and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,470,822	1,892,723	260,447	2,730,879	3,576,810	492,185
Others	16,793	24,020	3,305	34,282	43,686	6,011
Total revenues	1,487,615	1,916,743	263,752	2,765,161	3,620,496	498,196
Operating cost and expenses
Cost of revenues(1)	(270,322)	(316,532)	(43,556)	(517,486)	(611,971)	(84,210)
Sales and marketing expenses(1)	(471,593)	(545,169)	(75,018)	(1,100,431)	(1,124,439)	(154,728)
Research and development expenses(1)	(365,907)	(443,729)	(61,059)	(698,975)	(911,298)	(125,399)
General and administrative expenses(1)	(202,986)	(261,210)	(35,944)	(367,572)	(531,682)	(73,162)
Total operating cost and expenses	(1,310,808)	(1,566,640)	(215,577)	(2,684,464)	(3,179,390)	(437,499)
Other operating (expenses)/income, net	(1,776)	8,506	1,170	17,035	21,096	2,903
Income from operations	175,031	358,609	49,345	97,732	462,202	63,600
Interest and investment income, net	151,278	153,814	21,166	278,671	309,870	42,640
Foreign exchange gain	3,907	63	9	2,808	93	13
Other (expenses)/income, net	(1,113)	(264)	(36)	4,529	(523)	(72)
Income before income tax expenses	329,103	512,222	70,484	383,740	771,642	106,181
Income tax expenses	(19,506)	(94,972)	(13,069)	(41,480)	(112,668)	(15,504)
Net income	309,597	417,250	57,415	342,260	658,974	90,677
Net loss attributable to non-controlling interests	-	4,483	617	-	7,710	1,061
Net income attributable to ordinary shareholders of KANZHUN LIMITED	309,597	421,733	58,032	342,260	666,684	91,738
Weighted average number of ordinary shares used in computing net income per share
— Basic	868,643,514	888,934,440	888,934,440	867,314,841	884,833,645	884,833,645
— Diluted	900,111,944	924,052,158	924,052,158	903,757,988	915,678,778	915,678,778
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.36	0.47	0.07	0.39	0.75	0.10
— Diluted	0.34	0.46	0.06	0.38	0.73	0.10
Net income per ADS(2) attributable to ordinary shareholders
— Basic	0.71	0.95	0.13	0.79	1.51	0.21
— Diluted	0.69	0.91	0.13	0.76	1.46	0.20

(1)  Include share-based compensation expenses as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	12,352	11,499	1,582	22,962	22,416	3,085
Sales and marketing expenses	64,067	71,482	9,836	124,530	141,954	19,534
Research and development expenses	105,756	109,980	15,134	196,430	212,673	29,265
General and administrative expenses	76,727	108,482	14,928	127,271	213,377	29,362
	258,902	301,443	41,480	471,193	590,420	81,246

(2)  Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,472,959	3,472,390	477,817
Short-term time deposits	6,922,803	5,267,014	724,765
Short-term investments	3,513,885	5,542,508	762,674
Accounts receivable, net	16,727	29,856	4,108
Inventories	-	2,787	384
Amounts due from related parties	3,966	5,625	774
Prepayments and other current assets	442,697	535,488	73,686
Total current assets	13,373,037	14,855,668	2,044,208
Non-current assets
Property, equipment and software, net	1,793,488	1,909,180	262,712
Intangible assets, net	8,093	270,766	37,259
Goodwill	5,690	6,528	898
Right-of-use assets, net	282,612	409,314	56,323
Long-term time deposits	-	726,476	99,966
Long-term investments	2,473,128	986,917	135,804
Other non-current assets	4,000	-	-
Total non-current assets	4,567,011	4,309,181	592,962
Total assets	17,940,048	19,164,849	2,637,170
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	629,216	170,700	23,489
Deferred revenue	2,794,075	3,175,000	436,895
Other payables and accrued liabilities	779,046	614,515	84,560
Operating lease liabilities, current	155,014	185,661	25,548
Total current liabilities	4,357,351	4,145,876	570,492
Non-current liabilities
Operating lease liabilities, non-current	125,079	211,219	29,065
Deferred tax liabilities	28,425	26,403	3,633
Total non-current liabilities	153,504	237,622	32,698
Total liabilities	4,510,855	4,383,498	603,190
Total shareholders’ equity	13,429,193	14,781,351	2,033,980
Total liabilities and shareholders’ equity	17,940,048	19,164,849	2,637,170

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	763,708	868,556	119,517	1,307,618	1,774,097	244,124
Net cash used in investing activities	(4,427,593)	(72,309)	(9,950)	(8,390,368)	(595,771)	(81,981)
Net cash provided by/(used in) financing activities	23,166	(81,847)	(11,263)	68,955	(186,425)	(25,653)
Effect of exchange rate changes on cash and cash equivalents	126,916	10,824	1,490	2,740	7,530	1,037
Net (decrease)/increase in cash and cash equivalents	(3,513,803)	725,224	99,794	(7,011,055)	999,431	137,527
Cash and cash equivalents at beginning of the period	6,254,572	2,747,166	378,023	9,751,824	2,472,959	340,290
Cash and cash equivalents at end of the period	2,740,769	3,472,390	477,817	2,740,769	3,472,390	477,817

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,487,615	1,916,743	263,752	2,765,161	3,620,496	498,196
Add: Change in deferred revenue	131,874	33,997	4,678	503,885	380,925	52,417
Calculated cash billings	1,619,489	1,950,740	268,430	3,269,046	4,001,421	550,613

Net income	309,597	417,250	57,415	342,260	658,974	90,677
Add: Share-based compensation expenses	258,902	301,443	41,480	471,193	590,420	81,246
Adjusted net income	568,499	718,693	98,895	813,453	1,249,394	171,923

Net income attributable to ordinary shareholders of KANZHUN LIMITED	309,597	421,733	58,032	342,260	666,684	91,738
Add: Share-based compensation expenses	258,902	301,443	41,480	471,193	590,420	81,246
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	568,499	723,176	99,512	813,453	1,257,104	172,984
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	868,643,514	888,934,440	888,934,440	867,314,841	884,833,645	884,833,645
— Diluted	900,111,944	924,052,158	924,052,158	903,757,988	915,678,778	915,678,778
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.65	0.81	0.11	0.94	1.42	0.20
— Diluted	0.63	0.78	0.11	0.90	1.37	0.19
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.31	1.63	0.22	1.88	2.84	0.39
— Diluted	1.26	1.57	0.22	1.80	2.75	0.38